JOEL BERNSTEIN
                          Attorney and Counselor-at-Law

Suite 104                                                           305-858-7300
2666 Tigertail Avenue                                          Fax: 786-513-8522
Miami, Florida 33133                                           Jberns@jberns.com


September 21, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Southern Sauce Company, Inc.
         Registration Statement on Form SB-2
         Amendment No. 3
         File No. 333-125268

Greetings:

We have filed Amendment No. 3 to the above-referenced registration statement on Form SB-2 reflecting changes in response to the staff's comment letter dated September 1, 2005 concerning Amendment No. 2. The following sets forth how we have responded to each such comment in Amendment No. 3 utilizing the same numbering system as set forth in your comment letter dated September 1, 2005.

REGISTRATION FEE TABLE

1. We have registered in this amendment 5,000,000 shares of issuer's common stock which may be issued upon conversion of the convertible preferred stock. We have amended other parts of the registration statement to indicate the effect of a conversion of the preferred stock into common stock, including:

In the Prospectus Summary we added the amount of common stock to be outstanding assuming sale of all shares offered and conversion into common stock.

In Determination of Offering Price we included a discussion of the conversion ratio of the preferred stock into the common stock.

We added a Dilution section to indicate dilution on the common stock assuming sale of all preferred shares offered and conversion into common stock.

In the Capitalization Table we added an additional column showing the proforma adjusted capitalization assuming conversion of the preferred stock into common stock.

In the Security Ownership of Certain Beneficial Owners table we included a column showing the percent beneficially owned after the conversion of the preferred stock into common stock.

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COVER PAGE

2. We have amended the cover page of the prospectus to state that there is no minimum number of shares that must be sold and that the company will retain all proceeds from sales of shares irrespective of the number of shares sold. We have also provided a new risk factor, This is a Risky Investment Because There is No Minimum Number of Shares That Must be Sold in this Offering, that alerts investors to the potential adverse consequences of a best efforts offering with no minimum-specifically, that the funds received from the offering may not be sufficient to defray the transactional costs associated with the offering.

EXECUTIVE COMPENSATION

3. We have provided a Summary Compensation Table of executive compensation in the tabular format specified by Item 402b of Regulation S-B, colums a-d, with respect to compensation of the chief executive officer for the most recently completed fiscal year. The other columns were not included since there were no other compensation plans, as indicated in the Executive Compensation section.

DESCRIPTION OF SECURITIES

4. The issuer has no rights to redeem the preferred stock and this was specifically stated in this amendment. We have also expanded the Description of Securities to discuss the ranking of the convertible preferred stock and the rights of the holders of the convertible preferred stock in the event of a liquidation or a distribution of assets.

Please let me have any further comments on the registration statement at your earliest convenience.

                                        Yours very truly,


                                        Joel Bernstein